FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit

1.	The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting held on 25 April 2006 which were filed with The Stock Exchange of Hong Kong Limited dated 25 April 2006 and published in Hong Kong newspapers on 26 April 2006.

2.	Ordinary and Special Resolutions passed by Shareholders at the Annual General Meeting held on 25 April 2006, which were filed with Hong Kong Companies Registry and The Stock Exchange of Hong Kong Limited.

3.	The Quarterly Statement 2006 (January - March) dated 9 May 2006, published in Hong Kong newspapers on 10 May 2006 and will be despatched to Shareholders on 24 May 2006.

4.	Announcement of appointment of Non-executive Director dated 9 May 2006 and published in Hong Kong newspapers on 10 May 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date:  23 May 2006

3

Exhibit 1

Annual General Meeting held on 25 April 2006 – Poll Results

At the Annual General Meeting of CLP Holdings Limited (the Company) held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong, on 25 April 2006 (the AGM), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of Annual General Meeting dated 31 March 2006.

As at the date of the AGM, the issued share capital of the Company was 2,408,245,900 shares, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by Shareholders. The poll results in respect of the resolutions were as follows :

No. of Votes (%)
	RESOLUTIONS	For	Against
(1)	To adopt the audited Accounts for the year ended 31 December 2005 and the Reports of the Directors and Auditors thereon.*	1,181,906,814 (100%)	300 (0%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(2)	(a) To declare a final dividend of HK$0.83 per share.*	1,229,493,468 (100%)	300 (0%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To declare a special final dividend of HK$0.11 per share.*	1,229,493,654 (100%)	300 (0%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(3)	(a) To elect Professor Tsui Lam Sin Lai Judy as Director.	1,227,533,193 (99.9424%)	707,033 (0.0576%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To elect Sir Roderick Ian Eddington as Director.	1,227,583,744 (99.9459%)	664,756 (0.0541%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(c) To re-elect Mr. Tan Puay Chiang as Director.	1,217,662,068 (99.2113%)	9,680,290 (0.7887%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(d) To re-elect Mr. Ronald James McAulay as Director.	1,226,403,990 (99.9213%)	966,396 (0.0787%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(e) To re-elect Dr. Fung Kwok Lun William as Director.	1,218,730,119 (99.2314%)	9,440,306 (0.7686%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(f) To re-elect Mr. Ian Duncan Boyce as Director.	1,224,611,395 (99.7758%)	2,752,044 (0.2242%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(g) To re-elect Mr. James Seymour Dickson Leach as Director.	1,224,618,603 (99.7753%)	2,757,436 (0.2247%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(h) To re-elect Dr. Lee Yui Bor as Director.	1,226,331,558 (99.9183%)	1,002,473 (0.0817%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix their remuneration for the year ended 31 December 2006.	1,228,743,718 (99.9613%)	476,176 (0.0387%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.
(5)	To amend the Articles of Association of the Company as set out in Resolution (5) in the Notice of AGM.	1,214,923,762 (99.3325%)	8,163,503 (0.6675%)

As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
(6)	To approve that remuneration be payable to the Chairmen and Members (other than Executive Directors and Management) who serve on the Social, Environmental & Ethics Committee and China Committee of the Company effective from the date of their respective first meeting.	1,226,164,570 (99.8002%)	2,454,967 (0.1998%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(7)	To give a general mandate to the Directors to issue and dispose of additional shares in the Company; not exceeding five per cent of the issued share capital at the date of this Resolution.	1,021,600,232 (83.2612%)	205,382,641 (16.7388%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(8)	To give a general mandate to the Directors to exercise all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company; not exceeding ten per cent of the issued share capital at the date of this Resolution.	1,229,139,305 (99.9805%)	240,211 (0.0195%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
(9)	To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (8) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (7).	1,174,205,289 (95.5709%)	54,417,520 (4.4291%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
*	Percentages of votes “For” and “Against” are rounded to 100% and 0% respectively.

The poll results were subject to scrutiny by Ernst & Young, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the share registrar of the Company to voting papers collected and provided by the share registrar of the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

For and on behalf of CLP Holdings Limited April Chan Company Secretary

Hong Kong, 25 April 2006

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay (Mr. Jason Whittle as his alternate), Mr. J. A. H. Leigh, Mr. R. Bischof,

Mr. I. D. Boyce and Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate)

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee

Exhibit 2

Company No. 627771

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP Holdings Limited

Special Resolution and Ordinary Resolutions

passed at the Annual General Meeting on 25 April 2006

At the eighth Annual General Meeting of CLP Holdings Limited (the “Company”) duly convened and held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 25 April 2006, the following Resolution (5) was duly passed as a Special Resolution and Resolutions (6), (7), (8) and (9) were duly passed as Ordinary Resolutions:

(5)	“That the Articles of Association of the Company be and are hereby amended by deleting the existing Article 67 in its entirety and replacing it with the following Article 67 and inserting Articles 67A to 67K immediately after Article 67:

	67.	The Chairman may, with the consent of the meeting or under the power set out in Article 67C, adjourn a meeting from time to time or sine die and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned sine die, the Board shall fix the time and place for the adjourned meeting. When a meeting is adjourned for 30 days or more or sine die, seven clear days’ notice at the least of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

	67A.	The Board may instruct persons entitled to attend a meeting to do so by simultaneous attendance and participation at a satellite meeting place, overflow room or overflow venue at such place or places in Hong Kong as the Board may determine, and the members present or by proxy at satellite meeting places, overflow rooms or overflow venues shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending at all the meeting places are able to participate in the business for which the meeting has been convened. The Chairman of the meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

	67B.	The Board and, at any meeting, the Chairman of the meeting may from time to time make such arrangements for managing attendance at any place or places at which the meeting will take place (whether involving the issue of tickets or some other means of identification, seat reservation or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place or places shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

67C.	If it appears to the Chairman of a meeting that:

(a) the facilities at the principal meeting or any satellite meeting, overflow room or overflow venue meeting place have become inadequate; or

(b) it is not possible to ascertain the view of those present; or

(c) there is no quorum; or

(d) there is violence or the threat of violence occurring at the meeting;

then the Chairman may, without the consent of the meeting, interrupt or adjourn the meeting. All business conducted at the meeting up to the time of such adjournment shall be valid.

67D.	For the purposes of this Article 67, the right of a member to participate in the business of any meeting shall include the right to speak, to vote on a show of hands or poll, be represented by a proxy and have access to all documents which are required by the Statutes or these Articles to be made available at the meeting.

67E.	The Board and, at any general meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security and orderly conduct of a meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. A person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting.

67F.	If, after the sending of notice of a meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is impracticable or unreasonable for any reason to hold a general meeting on the date or at the time and place specified in the notice calling the meeting, it may change or postpone the meeting to another date, time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given by one of the means specified in Article 148. Notice of the business to be transacted at such postponed meeting shall not be required.

67G.	At a meeting, in the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered.

67H.	At a meeting, in the case of a resolution duly proposed as an ordinary resolution, no proposal of nor amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office of the Chairman or in the Chairman’s absolute discretion he decides that it may be considered or voted upon.

67I.	If at a meeting an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

67J.	The Chairman may, for the purpose of promoting the orderly conduct of the business of the meeting, impose any rules including, without limitation, on the number, frequency, time allowed and point at which questions may be raised at a meeting and any member who fails to abide by such rules may be asked to desist by the Chairman and if he persists asked to leave.

67K.	The Chairman shall at a meeting take any such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman’s decisions on matters of procedure or arising incidentally from the business of the meeting (including ordering the exclusion or expulsion of any member or other person who, by his presence or conduct, the Chairman considers to be an impediment to the orderly conduct of the business of the meeting) shall be final as shall be his determination as to whether any matter is of such nature.”

(6)	“That remuneration shall be payable to the Chairmen and Members (other than Executive Directors and Management) who serve on the following Board Committees of the Company and such remuneration be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from the date of their respective first meeting.

	HK$
Social, Environmental & Ethics Committee
Chairman	30,000
Member	20,000

China Committee
Chairman	56,000
Member	40,000	”

(7)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(8)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(9)	“That, conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7).”

(Sgd.)The Hon. Sir Michael Kadoorie

Chairman of the Meeting

Exhibit 3

Quarterly Statement 2006

(January – March)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2006 are summarised below:

Highlights

	3 months ended 31 March
	2006	2005	Increase/(Decrease)

Revenue, HK$ million
Hong Kong electricity business (Note 1)	6,608	6,385	3.5%
Total (Note 2)	10,050	7,376	36.3%

Interim dividend, HK$ per share	0.50	0.48	4.2%

Electricity sold (Hong Kong electricity business), kWh millions
Kowloon and New Territories	5,678	5,635	0.8%
Including sales to the Chinese mainland	6,842	6,945	(1.5%)

Note 1:	The revenue for the 3 months ended 31 March 2005 has been restated to align with the revenue recognition policy adopted for the corresponding period in 2006 by including the transfer from Development Fund as an adjustment to revenue.

Note 2:	The higher increase in Total Revenue is due to the incorporation of the revenue of merchant energy business in Australia acquired by the Group on 31 May 2005.

Hong Kong Electricity Business

The local economy continued to expand steadily after two consecutive years of strong growth with more jobs created and strong export performance. Following the economic expansion, local electricity consumption continued to increase, albeit at a slower pace of 0.8% over the level in 2005. Due to change of ownership of accounts from the public sector to the private sector as a result of the establishment of The Link Real Estate Investment Trust, a significant amount of sales previously included under the Infrastructure & Public Services Sector was subsequently transferred to the Commercial Sector. The Manufacturing Sector, supported by strong export of goods, showed a small positive growth in the period. The Residential Sector was impacted by the billing cycle which should later capture more fully the amount consumed in the quarter. A breakdown of the local sales growth by sector is as follows:

	Increase/(Decrease)	% of Total Local Sales

Residential	(2.6%)	22.2%
Commercial	5.3%	42.5%
Infrastructure & Public Services	(3.5%)	25.5%
Manufacturing	1.2%	9.8%

Shortage of electricity supply in Guangdong remained and sales to the Chinese Mainland continued in the first quarter. The level of export sales, however, was lower than that in the same period of 2005. The amount of sales to Chinese Mainland dropped by 11.1% in the first quarter. Total unit sales, including both local sales and sales to the Chinese Mainland, decreased slightly by 1.5% in the quarter.

Regional Electricity Businesses

Australia

There was a conveyor fire at Yallourn during a period of extreme ambient temperatures, which caused two operating units to be shut down. A combination of a rapid response from operations staff to return the units to service quickly, together with use of the complete TRUenergy portfolio to replace the lost generation, reduced the financial impact to a minimum. This demonstrates the value of a portfolio, rather than a single asset in the Australian market.

Chinese Mainland

The Guangdong Daya Bay Nuclear Power Station, which is 25% owned by CLP but supplies 70% of its output to Hong Kong, performed well with a good safety record. The station was awarded first places in Industrial Safety and Radiation Protection in the 2005 Safety Challenge Competition among all the nuclear power stations in France and South Africa.

Asia

We have formed a 50:50 strategic joint venture called OneEnergy Limited with the Mitsubishi Corporation (“Mitsubishi”) of Japan. OneEnergy will combine the two shareholders’ expertise, capital and local relationships to expand its business in the Southeast Asia and Taiwan markets. It will focus on developing greenfield power projects as well as strategic acquisitions.

At the Ho-Ping power plant in Taiwan, in which CLP holds a 40% interest, repair work on the Unit 1 generating unit that suffered a turbine blade failure in December 2005 is well underway, with the unit expected to be back in service in the second quarter of 2006. Inspections made on Unit 2 confirmed the integrity of the blades and the unit has been returned to service. Rebuild of one of the coal domes damaged by strong typhoons has also started, while contracting and design work on the remaining two damaged coal domes is in progress.

Construction work at the BLCP power plant in Thailand, in which CLP owns a 50% share, is progressing well towards commercial operation of the first unit in October 2006. The first boiler has been fired and the commissioning process is progressing smoothly. A separate joint venture, in which CLP holds a 60% share, has its organisation in place to take over as the operator when the plant is ready for commercial operation.

Annual General Meeting (AGM)

The Minutes of the Eighth AGM of the Company accompany this Statement. The proceedings of the Meeting can be viewed at the Corporate Governance section on the Company’s website at www.clpgroup.com.

Dividend

Directors today declared the first interim dividend for 2006 of HK$0.50 per share payable on 15 June 2006 to Shareholders registered as at 5 June 2006. The dividend of HK$0.50 per share (2005: HK$0.48 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 5 June 2006. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 2 June 2006.

The Hon. Sir Michael Kadoorie

Chairman of the Board of Directors

Hong Kong, 9 May 2006

This Statement will be despatched to Shareholders on 24 May 2006 and is also available at the

Corporate Governance or Investors sections on the Company’s website at

www.clpgroup.com.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof,

Mr. I. D. Boyce, Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate) and

Mr. Jason Whittle

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee

Exhibit 4

CLP Holdings Announces Appointment of Director

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Mr. Jason Holroyd Whittle to the Board of Directors of CLP Holdings.

Mr. Jason Whittle, aged 38, holds an Master of Arts degree from the University of Pompeu Fabra in Barcelona, Spain. He is the son-in-law of Mr. R. J. McAulay, a Non-executive Director and a substantial shareholder of CLP Holdings. Mr. Whittle is a director of Sir Elly Kadoorie & Sons Ltd. and the managing director of LESS Limited, which is a general partner of a venture capital fund of funds focused on the environmental sector. Since 1 September 2005, Mr. Whittle has been appointed the alternate to Mr. R. J. McAulay on the Board of Directors of CLP Holdings. He is also a member of the Finance & General Committee, Regulatory Affairs Committee and Social, Environmental & Ethics Committee of CLP Holdings and a Director of CLP Research Institute Limited and CLP IT Solutions Limited. Between 2000 and 2002, Mr. Whittle was an executive at CLP Enterprises Limited. He also served on the Board of CLP Power Asia Limited between 2004 and 2005.

Mr. Whittle is a substantial shareholder of CLP Holdings. As at the date of this announcement, Mr. Whittle is deemed (by virtue of the Securities and Futures Ordinance) to be interested in 238,409,771 shares in CLP Holdings. These shares are held in the following capacity:-

(i)	600 shares are held in a personal capacity;

(ii)	236,335,571 shares are held by discretionary trusts, of which Mr. Whittle is one of the discretionary objects; and

(iii)	2,073,600 shares are indirectly held by the spouse of Mr. Whittle.

As a Non-executive Director, Mr. Whittle is entitled to receive Directors’ fees of HK$200,000 per annum together with HK$120,000 being additional fees per annum for services on the three Board Committees named above. Levels of fees for each Board Committee are set out in the Remuneration Report (page 113), which forms part of CLP Holdings’ Annual Report 2005 and is available on CLP website www.clpgroup.com.

Mr. Whittle’s appointment takes effect from 9 May 2006. In accordance with CLP Holdings’ Articles of Association, Mr. Whittle will stand for election by shareholders at the 2007 Annual General Meeting.

Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraph 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in relation to this appointment.

By Order of the Board April Chan Yiu Wai Yee Company Secretary

Hong Kong, 9 May 2006

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof,

Mr. I. D. Boyce, Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate) and

Mr. Jason Whittle

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee